SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________
                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Grancare, Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $0.001
                         (Title of Class of Securities)

                                   385189105
                                 (CUSIP Number)

                               Peter A. Hochfelder
                           c/o Brahman Management, L.L.C.
                             277 Park Avenue, 26th Floor
                              New York, New York 10172
                                  (212) 941-1400
                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                 May 16, 1997
               (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 385189105                                         Page 2 of 26 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        413,400
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     413,400

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    413,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    1.7%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 385189105                                         Page 3 of 26 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Institutional Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        396,200
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     396,200

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    396,200

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.7%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 385189105                                         Page 4 of 26 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    BY Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        447,900
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     447,900

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    447,900

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.9%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 385189105                                         Page 5 of 26 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,257,500
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,257,500

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,257,500

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     5.3%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

SCHEDULE 13D

CUSIP No. 385189105                                         Page 6 of 26 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Capital Corp.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        913,200
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     913,200

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    913,200

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     3.8%

     14        TYPE OF REPORTING PERSON*
                    CO;IA

SCHEDULE 13D

CUSIP No. 385189105                                         Page 7 of 26 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Peter A. Hochfelder

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,722,800
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,722,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,722,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.2%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 385189105                                         Page 8 of 26 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Robert J. Sobel

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,722,800
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,722,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,722,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.2%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 385189105                                         Page 9 of 26 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mitchell A. Kuflik

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,722,800
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,722,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,722,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.2%

     14        TYPE OF REPORTING PERSON*
                    IN

Item 1.   Security and Issuer.                  Page 10 of 26 Pages
------    -------------------

          This statement relates to the Common Stock, par value

$.001 per share (the "Common Stock"), issued by Grancare, Inc., a

Delaware corporation (the "Company"), whose principal executive offices are at One Ravinia Drive, Suite 1500, Atlanta, Georgia

30346.

Item 2.   Identity and Background.
------    -----------------------

          (a)  This statement is filed by (i) Brahman Partners

II, L.P., a Delaware limited partnership ("Brahman II"), with respect to the shares of Common Stock owned by it, (iii) Brahman

Institutional Partners, L.P. ("Brahman Institutional"), a

Delaware limited partnership, with respect to the shares of

Common Stock owned by it, (iv) BY Partners, L.P. ("BY Partners")

a Delaware limited partnership, with respect to the shares of

Common Stock owned by it; (v) Brahman Management, L.L.C.

("Brahman Management"), a Delaware limited liability company and the sole general partner of Brahman II, BY Partners and Brahman

Institutional, with respect to the shares of Common Stock owned by Brahman II, BY Partners and Brahman Institutional, (vi)

Brahman Capital Corp., a Delaware corporation ("Brahman

Capital"), with respect to the shares of Common Stock held for each of (A) Quota Fund, N.V., a Netherlands Antilles corporation

("Quota"), (B) BY Partners and (C) Brahman Partners II Offshore,

Ltd. ("Brahman Offshore"), a Cayman Islands exempted company, and

(vii) Peter A. Hochfelder, Robert J. Sobel and Mitchell A.

Kuflik, each a citizen of the United States, and together the sole stockholders of Brahman Capital and the sole members of

Brahman Management, with respect to shares of Common Stock

subject to the control of Brahman Capital and Brahman Management.

The foregoing individuals and entities (other than Quota and

Brahman Offshore) are

                                               Page 11 of 26 Pages

hereinafter referred to collectively as the "Reporting Persons."

Any disclosures herein with respect to persons other than the

Reporting Persons are made on information and belief after making inquiry to the appropriate party.

          Brahman II, BY Partners and Brahman Institutional are

each private investment partnerships, the sole general partner of which is Brahman Management.  As the sole general partner of

Brahman II, BY Partners and Brahman Institutional, Brahman

Management has the power to vote and dispose of the shares of

Common Stock owned by each of Brahman II, BY Partners and Brahman

Institutional and, accordingly, may be deemed the "beneficial owner" of such shares.  The managing members of Brahman

Management are Peter Hochfelder, Mitchell Kuflik and Robert

Sobel.

          Pursuant to investment advisory contracts (and, in the

case of BY Partners, pursuant to an arrangement between Brahman

Management and Brahman Capital), Brahman Capital currently has the power to vote and dispose of the shares of Common Stock held for the account of each of Quota, Brahman Offshore and BY

Partners and, accordingly, may be deemed the "beneficial owner"

of such shares.  Messrs. Hochfelder, Sobel and Kuflik are the executive officers and directors of Brahman Capital.

          (b)  The address of the principal business and

principal office of (i) Brahman II, Brahman Institutional, BY

Partners, Brahman Management, Brahman Capital and Messrs.

Hochfelder, Kuflik and Sobel is 277 Park Avenue, 26th Floor, New

York, New York 10172; and (ii) each of Brahman Offshore and Quota is c/o Citco, N.V. Kaya Flamboyan 9, Willemstad Curacao,

Netherlands Antilles.

                                              Page 12 of 26 Pages

          (c)  The present principal business of Brahman II, BY

Partners, Brahman Offshore, Brahman Institutional and Quota is

that of private investment fund, engaging in the purchase and sale of securities for investment for their own accounts.  The present principal business of Brahman Management is that of a private investment firm, engaging in the purchase and sale of securities for investment on behalf of Brahman II, BY Partners and Brahman Institutional.  The present principal business of

Brahman Capital is that of a private investment firm, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts.  The present principal occupations of

Messrs. Hochfelder, Sobel and Kuflik are directing the activities of Brahman Management and Brahman Capital.

          (d)  None of the persons referred to in paragraph (a)

above has, during the last five years, been convicted in a

criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)  None of the persons referred to in paragraph (a)

above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f)  Each of the individuals referred to in paragraph

(a) above is a United States citizen.  Brahman Management is a

Delaware limited liability company.  Each of Brahman II, BY

Partners and Brahman Institutional is a

                                         Page 13 of 26 Pages

Delaware limited partnership.  Brahman Capital is a Delaware corporation.  Brahman Offshore is a Cayman Islands exempted

company limited by shares.  Quota is a Netherlands Antilles

corporation.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          The net investment cost (including commissions) is (i)

$3,787,321 for the 413,400 shares of Common Stock held by Brahman

II; (ii) $3,630,000 for the 396,200 shares of Common Stock held by Brahman Institutional; (iii) $4,085,468 for the 447,900 shares of Common Stock held by BY Partners; (iv) $1,579,419 for the

172,400 shares of Common Stock held by Brahman Capital for the account of Brahman Offshore; and (v) $2,673,365 for the 292,900

shares of Common Stock held by Brahman Capital for the account of

Quota.  In (i) through (v) above, the funds were furnished from the investment capital of the respective entity.  The shares beneficially owned by the Reporting Persons are held in

commingled margin accounts maintained with Bear, Stearns & Co.

Inc.

Item 4.   Purpose of Transaction.
------    ----------------------

          The purpose of the acquisition of the shares of Common

Stock by each of the Reporting Persons is for investment.  Each

Reporting Person may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of

Common Stock held by it at any time.  Neither any Reporting

Person nor any of the persons identified in response to Item 2(a)

has any plan or proposal which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j),

inclusive, of Item 4 of Schedule 13D.  Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and

                                             Page 14 of 26 Pages

formulate plans or proposals with respect to any of such matters,

but have no present intention of doing so.

Item 5.   Interest in Securities of the Issuer.
------    -------------------------------------


          (a)  As of the close of business on May 22, 1997, (i)

Brahman II owns beneficially 413,400 shares of Common Stock,

constituting approximately 1.7% of the shares outstanding; (ii)

Brahman Institutional owns beneficially 396,200 shares of Common

Stock, constituting approximately 1.7% of the shares outstanding;

(iii) BY Partners owns beneficially 447,900 shares of Common

Stock, constituting approximately 1.9% of the shares outstanding;

(iv) Brahman Management owns beneficially 1,257,500 shares of

Common Stock, constituting approximately 5.3% of the shares

outstanding (such amounts are inclusive of the amounts reported by Brahman II, BY Partners and Brahman Institutional pursuant to clauses (i)-(iii) herein); (v) Brahman Capital owns beneficially

913,200 shares of Common Stock, constituting approximately 3.8%

of the shares outstanding (such amounts are inclusive of the

292,900 shares held for the discretionary account that Brahman

Capital manages for Quota, 172,400 shares held for the

discretionary account that Brahman Capital manages for Brahman

Offshore, and 447,900 shares held by BY Partners); and (vi) each of Messrs. Hochfelder, Sobel and Kuflik own beneficially

1,722,800 shares of Common Stock, constituting approximately 7.2%

of the shares outstanding.  Brahman Management, Brahman Capital and Messrs. Hochfelder, Sobel and Kuflik own directly no shares of Common Stock.  By reason of the provisions of Rule 13d-5(b)(1)

under the Act, the Reporting Persons comprising the foregoing group may be deemed to own 1,722,800 shares, constituting

approximately 7.2% of the

                                         Page 15 of 26 Pages

shares outstanding.  The percentages used herein are calculated based upon the 23,815,742 shares of Common Stock stated to be issued and outstanding at May 12, 1997, as reflected in the

Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended March 31,

1997.

          (b)  Brahman II, BY Partners and Brahman Institutional

each has the power to vote and to dispose of the shares of Common

Stock owned by it, which power may be exercised by Brahman

Management as the sole general partner of Brahman II, BY Partners and Brahman Institutional.  Brahman Capital is party to

investment management contracts pursuant to which Brahman Capital has investment responsibility with respect to securities held for the accounts of Quota and Brahman Offshore.  Pursuant to an

arrangement between Brahman Capital and Brahman Management, as general partner of BY Partners, Brahman Capital has investment responsibility with respect to securities held in the account of

BY Partners.

          (c)  The trading dates, number of shares purchased or

sold and price per share (excluding commissions) for all

transactions by the Reporting Persons during the past 60 days are set forth in Schedule A hereto.  All such transactions were open market transactions and were effected on the New York Stock

Exchange.  No other transactions were effected by any of the persons named in response to item 5(a) above during such period.

          (d)  No person other than each respective record owner

referred to herein of shares of Common Stock is known to have the right to receive or the

                                             Page 16 of 26 Pages

power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
------    Respect to Securities of the Issuer.
          -------------------------------------------------------------

          Except as described above, there are no contracts,

arrangements, understandings or relationships (legal or

otherwise) among the persons named in Item 2 hereof or between or among such persons and any other person with respect to any

securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures,

loan or option arrangements, puts or calls, guarantees of

profits, divisions of profits or loss, or the giving or

withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

          1.  There is filed herewith as Exhibit 1 a written

agreement relating to the filing of joint acquisition statements as required by Rule 13d-l(f)(1) under the Securities Exchange Act of 1934.

                                                          Page 17 of 26 Pages

                                SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  May 23, 1997
                                    BRAHMAN PARTNERS II, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN INSTITUTIONAL PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BY PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member

                                                           Page 18 of 26 Pages

                                    BRAHMAN CAPITAL CORP.


                                    By:/s/ Peter A. Hochfelder
                                       Name:  Peter A. Hochfelder
                                       Title:  President


                                    /s/ Peter A. Hochfelder
                                          Peter A. Hochfelder


                                    /s/ Robert J. Sobel
                                          Robert J. Sobel


                                    /s/ Mitchell A. Kuflik
                                          Mitchell A. Kuflik

                                                          Page 19 of 26 Pages

                                  Schedule A

                             Brahman Partners II, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
------------------------------------------------------------------------------

5/9/97                      108,000                          8.95060
5/12/97                      46,600                          9.10230
5/14/97                      43,800                          9.32200
5/15/97                      21,300                          9.23440
5/16/97                      85,800                          9.11540
5/19/97                     107,900                          9.12500

                                                          Page 20 of 26 Pages

                                  Schedule A

                      Brahman Institutional Partners, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
------------------------------------------------------------------------------

5/9/97                      103,500                          8.95060
5/12/97                      44,600                          9.10230
5/14/97                      41,900                          9.32200
5/15/97                      20,400                          9.23440
5/16/97                      82,300                          9.11540
5/19/97                     103,500                          9.12500

                                                          Page 21 of 26 Pages

                                  Schedule A

                             BY Partners, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
------------------------------------------------------------------------------

5/9/97                      117,000                          8.95060
5/12/97                      50,500                          9.10230
5/14/97                      47,400                          9.32200
5/15/97                      23,100                          9.23440
5/16/97                      92,800                          9.11540
5/19/97                     117,100                          9.12500

                                                          Page 22 of 26 Pages

                                  Schedule A

                   Brahman Capital Corp. for the account of

                      Brahman Partners II Offshore, Ltd.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
------------------------------------------------------------------------------

5/9/97                      45,000                          8.95060
5/12/97                     19,500                          9.10230
5/14/97                     18,200                          9.32200
5/15/97                      8,900                          9.23440
5/16/97                     35,800                          9.11540
5/19/97                     45,000                          9.12500

                                                          Page 23 of 26 Pages

                                  Schedule A

                   Brahman Capital Corp. for the account of

                             Quota Fund, N.V.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
------------------------------------------------------------------------------

5/9/97                       76,500                          8.95060
5/12/97                      33,000                          9.10230
5/14/97                      31,000                          9.32200
5/15/97                      15,100                          9.23440
5/16/97                      60,800                          9.11540
5/19/97                      76,500                          9.12500